UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Insite Vision Incorporated

Title of Class of Securities:  Common Stock

CUSIP Number:  457660108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Peter J. Cobos c/o Kingdon Capital Management, LLC
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                       September 29, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9301907

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         749,000

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         749,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         749,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         3.7%

14. Type of Reporting Person

         CO


The reason for the filing of this Amendment No. 2 to the previously filed Schedule 13D is to show that the holdings of Kingdon Capital Management LLC ("KCMC") in the shares of Common Stock (the "Common Stock") of Insite Vision Incorporated ("ISV") decreased below 5% due to the Company's issuance of more shares. KCMC is currently deemed to be the beneficial owner of 3.7% of the outstanding shares of Common Stock of ISV, which drops the ownership percentage below 5%.

Item 1.  Security and Issuer

         No change

Item 2.  Identity and Background

         This statement is being filed o behalf of Kingdon Capital Management, LLC ("KCMC"), a Delaware limited liability company, M. Kingdon Offshore NV, a Netherlands Antilles corporation, (the "Offshore Fund"), and Kingdon Partners, L.P. and Kingdon Associates, L.P., each of which is a Delaware investment limited partnership (the "Partnerships," and, together with KCMC and the Offshore Fund, the "Reporting Persons"). KCMC's principal business is to act as an investment adviser and it acts as investment adviser or general partner to the Offshore Fund and the Partnerships. The principal office of KCMC and the partnerships is at 152 West 57th Street, New York, New York 10019. The principal office of the Offshore Fund is located at c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands.

         Mr. Mark Kingdon is the sole Managing Member of KCMC. None of Mr. Kingdon or the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Mr, Kingdon or the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kingdon is a citizen of the United STates of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 749,000 shares of ISV Common Stock (including 125,000 shares of Common Stock issuable upon exercise of warrants expiring on January 24, 2001 which may be exercised at a price of $3.25 per share (the "Warrants")). All 749,000 shares of Common Stock (including 125,000 share issuable upon exercise of the Warrants) are held by entities and managed accounts over which KCMC has investment discretion. The shares purchased since the original filing on Schedule 13D were purchased in an open-market transaction for a price of $1,000,000. The funds for the purchase of the Common Stock and Warrants held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any Common Stock and Warrants.

Item 4.  Purpose of Transactions.

         This purpose of this amendment is to disclose our ownership percentage is less than 5%, as a result of share issuances by the Issuer.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 749,000 shares of ISV Common Stock (including 125,000 shares issuable upon exercise of the
         Warrants).   Based on a 10-Q filed by ISV in September,
         1999, KCMC believes there to be 20,275,870 shares of ISV Common Stock outstanding. Therefore, KCMC is deemed to beneficially own 3.7% of the outstanding shares of Common Stock. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         N/A
    Signature





         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2000



Kingdon Capital Management, LLC


By: /s/ Peter J. Cobos

    __________________________
    Chief Financial Officer




























                                5
48400.002AP4